Subversive ETFs
CALL CENTER OUTBOUND CALLING SCRIPT

Hello, my name is (CSR FULL NAME).
May I please speak with (SHAREHOLDER’S FULL NAME)?
(Repeat the greeting if necessary)
I am calling on a recorded line regarding your current investment in the <<INSERT FUND NAME>>. Materials were sent to you for the upcoming Special Meeting of Shareholders scheduled to take place on December 4, 2024. At this time, we have not yet received your vote. The Board of Trustees is recommending a vote IN FAVOR of the proposal. Would you like to vote along with their recommendation?
(Pause for shareholder’s response)

If YES or a positive response from the shareholder:
If we identify any additional accounts you own prior to this meeting, would you like to vote those accounts in the same manner as you have voted with me today?
(Pause for shareholder’s response)
(Proceed to confirming the vote with the shareholder)

If NO, a negative response from the shareholder, or a shareholder has not received the information:

Shareholders are voting on the approval of the reorganization of the Unusual Whales Subversive Democratic Trading ETF and the Unusual Whales Subversive Republican Trading ETF into corresponding newly created funds under the Tidal ETF Trust. This reorganization will maintain the same investment objective and substantially similar investment strategies, while providing lower management fees, resulting in lower overall expenses for shareholders. The Board of Trustees recommends voting in favor of the proposal . Your vote is crucial to ensure the successful execution of this transition.

The Board of Trustees is recommending a vote IN FAVOR of the proposal. Would you like to vote along with their recommendation?

(Pause for shareholder’s response and answer questions they might have)

Shareholder Not Available:
We can be reached toll-free at 1 888 372 8265, Monday through Friday between the hours of 10:00AM and 11:00PM Eastern time. Your time today is appreciated. Thank you and have a good day.

Confirming the vote with the shareholder:
I am recording your vote (RECAP VOTING INSTRUCTIONS FOR THE PROPOSAL).
For confirmation purposes please state your full name.
(Pause for shareholder’s response)
According to our records, you reside in (city, state, zip code).
(Pause for shareholder’s response)
To ensure that we have the correct address for the letter confirming your vote, please state your street address.
(Pause for shareholder’s response)
Thank you. You will receive written confirmation of this vote within 3 to 5 business days. Upon receipt, please review and retain for your records. If you should have any questions, please call the toll-free number listed in the letter. Your vote is important, and your time today is appreciated. Thank you and have a good (MORNING, AFTERNOON, EVENING).
FOR MSFS and DA PURPOSES ONLY        Updated: 10/7/2024

Subversive ETF’s
CALL CENTER INBOUND LINE MESSAGING

INBOUND – OFFICES CLOSED RECORDING

Thank you for calling the Subversive ETF’s proxy voting line. Our offices are currently closed. Please call us back during our normal business hours, which are, Monday through Friday, 10:00 a.m. to 11:00 p.m. Eastern time. Thank you and have a nice day.

INBOUND – CALL IN QUEUE MESSAGE

Thank you for calling the Subversive ETF’s proxy voting line proxy voting line. Your call is very important to us. One of our proxy specialists will be with your shortly. Please remain on the line and your call will be answered in the order in which it was received.

INBOUND – END OF CAMPAIGN MESSAGE*

Thank you for calling the Subversive ETF’s proxy voting line. The Joint Special Meeting of Shareholders scheduled for December 4th, 2024, has concluded. As a result, this toll-free number is no longer in service for proxy related calls. If you have questions about your investment with Subversive ETF’s, please contact your Financial Advisor or contact Subversive ETFs at (877) 291-4040. Thank you.

*Please note that the End of Campaign message will not be activated until MSFS has provided instructions to do so.
FOR MSFS and DA PURPOSES ONLY        Updated: 10/7/2024

Subversive ETFs
CALL CENTER VOICEMAIL MESSAGING SCRIPT

Hello.

I am calling on behalf of your current investment in the <<INSERT FUND NAME>>.

The Joint Special Meeting of Shareholders is scheduled to take place on December 4, 2024. All shareholders are being asked to consider and vote on important matters as set forth by the Board of Trustees. As of today, your vote has not been registered.

Your vote is important.

Please contact us as soon as possible, toll-free at 1 888 372 8265, Monday through Friday between the hours of 10:00AM and 11:00PM Eastern time to cast your vote.

Thank you and have a good day.
FOR MSFS and DA PURPOSES ONLY        Updated: 10/7/2024